Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Christopher C Scarpa cscarpa@stradley.com 215.564.8106

August 21, 2020

Allianz Variable Insurance Products Trust
5701 Golden Hills Drive
Minneapolis, MN 55416

Re:	Agreement and Plan of Reorganization executed as of June 12, 2020 (the “Plan”) by Allianz Variable Insurance Products Trust (the
“Trust”) on behalf of AZL Morgan Stanley Global Real Estate Fund (the “Acquired Fund”) and AZL S&P 500 Index Fund (the “Acquiring Fund”)

Ladies and Gentleman:

You have requested our opinion regarding certain federal income tax consequences to the holders ("Contract Owners") of certain variable annuity contracts and variable life insurance policies (collectively, the "Contracts") that are issued or administered by Allianz Life Insurance Company of North America (“Allianz Life”) or by Allianz Life Insurance Company of New York ("Allianz Life of NY") and funded by separate accounts of Allianz Life or Allianz Life of NY for which the Acquired Fund and Acquiring Fund, each a separate series of the Trust, serve as underlying investment vehicles.

Pursuant to the Plan, executed by the Trust on behalf of the Acquired Fund and the Acquiring Fund, Acquired Fund will reduce all, or substantially all, of its assets to cash denominatedin United States currency and conveyallassets, property,and cash to Acquiring Fund in exchange solely for voting shares of beneficial interest of Acquiring Fund ("Acquiring Fund Shares") and the assumption by the Trust, on behalf of the Acquiring Fund, of all of the liabilities of Acquired Fund and the distribution of the Acquiring Fund Shares to the shareholders of Acquired Fund in complete liquidation of Acquired Fund (the "Reorganization").

In renderingour opinion, we have reviewed and relied upon: (a) the Plan, (b) the Combined Proxy Statement/Prospectus dated July 21, 2020, (c) certain representations concerning the Reorganization made to us by the Trust, on behalf of each of the Acquiring Fund and the Acquired

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Allianz Variable Insurance Products Trust August 21, 2020 Page 2

Fund in a letter dated August 21, 2020 (the “Representation Letter”), (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we are assuming that:

(1)
each of the Contracts, and the insurance companies issuingthem, includingboth Allianz Life and Allianz Life of NY, are and, at the time of the Closing of the Reorganization, will be properly structured under the insurance company provisions of Section 817(d) of the Internal Revenue Code of 1986, as amended (the "Code");

(2)
the ownership of shares in each of the Acquired Fund and the Acquiring Fund, and public access to such Funds, satisfies the requirements and limitations set forth in Treasury Regulation Section 1.817-5(f), which states the look-through rule for assets held through certain investment companies, such as the Acquired Fund and the Acquiring Fund, which are available exclusively through the purchase of a Contract; and

(3)
pursuant to the investor control rules, the insurance companies issuing the Contracts, including both Allianz Life and Allianz Life of NY, and not the Contract Owners, have been and are treated for federal income tax purposes as the owners of the interests in the Acquired Fund and the Acquiring Fund that underlie the Contracts.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth below. This opinion is conditioned upon (a) the Reorganization taking place in accordance with the applicable laws of the State of Delaware and the terms of the Plan, (b) the information provided in the Proxy Statement/Prospectus referred to above, and (c) the facts and representations contained in the Representation Letter, and also the above assumptions, being true and accurate as of the closing date of the Reorganization.

Based upon the foregoing, it is our opinion that, for federal income tax purposes, provided that the Contracts qualify to be treated as life insurance contracts under Section 7702(a) of the Code or as annuity contracts under Section 72 of the Code, the Contract Owners will not recognize any taxable income, gains or losses as a result of the Reorganization.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust, on behalf of the
Acquiring Fund and the Target Fund, of the undertakings in the Plan and the Representation
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Allianz Variable Insurance Products Trust August 21, 2020 Page 3

Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the
Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto), (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization or (iii) any other transaction except the transaction consummated in accordance with the Plan and the representations made to us. Our opinion is solely for the information and use of the addressees and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the use of this opinion as an exhibit to the registration statement of each Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ Stradley Ronon Stevens & Young LLP

_____________________________________________________
Stradley Ronon Stevens & Young, LLP

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